

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2021

Vladimir Tenev
Chief Executive Officer
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, CA 94025

> **Re: Robinhood Markets, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2021**
> **File No. 333-257602**

Dear Mr. Tenev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1 Filed July 1, 2021</u>

<u>General</u>

1. We note your response to comment 1 in our letter dated June 11, 2021. In the response, you indicate that the market maker is your customer and you are acting as an agent between the user and the market maker for execution of equities, options, and cryptocurrency transactions. Please revise your registration statement and the related notes to your financial statements to clarify that execution, in the context of the aforementioned transactions between users and market makers, represents legally binding agreements to transfer securities and cryptocurrencies from the seller to the user in exchange for money from the user to the seller, and vice versa.

Risk Factors
We have been subject to regulatory investigations..., page 46

2.   We note your disclosure on page 197 that the Massachusetts Securities Division's April 15, 2021 proposed amended complaint seeks revocation of RHF's broker dealer license to operate in Massachusetts. Please revise your risk factor disclosure to include this information. In addition, please revise your risk factor and legal proceedings disclosure on page 197 to specifically describe the risks and consequences related to the possible revocation of RHF's broker dealer license in Massachusetts, including how such revocation could impact the status of RHF's broker dealer license in other states. Please also describe in these two sections the status of the settlement discussions disclosed in Note 14 to your December 31, 2020 Consolidated Financial Statements.

Underwriting (Conflicts of Interest)
Price Stabilization, Short Positions and Penalty Bids, page 273

3.   You state that the underwriters have an option to purchase additional Class A shares. Please clarify whether you intend this underwriters' option to operate differently from overallotment or "Green Shoe" options customarily found in firm commitment underwritten equity offerings. To the extent the underwriters' option has a different or additional purpose than a customary overallotment option, please provide a detailed legal analysis as to application of Regulation M to the exercise of the underwriters' option, particularly in terms of its impact on the completion of the underwriters' participation in the distribution.

     You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at 202-551-3217 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: D. Scott Bennett